UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: September 28, 2007

SUNVESTA, INC.
(Exact name of registrant as specified in its charter)

FLORIDA
(State or other jurisdiction of incorporation or organization)

000-28731	98-0211356
(Commission File Number)	(IRS Employer Identification Number)

Thomas Meier, Chief Executive Officer

Zugerstrasse 76b, CH-6341-Baar, Switzerland
(Address of principal executive offices)

011 41 43 388 40 60
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

___

ITEM 3.02   UNREGISTERED SALES OF EQUITY SECURITIES
___

On September 28, 2007 SunVesta, Inc. (the "Corporation") entered into certain debt settlement agreements with 43 individuals and entities in connection with satisfying debts incumbent on the Corporation's wholly owned operating subsidiary SunVesta Holding AG (formerly ZAG Holding AG) in the amount of $10,806,337 with an aggregate of 6,431,237 shares of its common stock valued between $1.17 and $2.40 per share pursuant to the exemptions provided under Regulation S of the Securities Act of 1933, as amended ("Securities Act").

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S. The distribution compliance period for shares sold in reliance on Regulation S is one year.

The Corporation complied with the requirements of Regulation S by having directed no offering efforts in the United States, by offering common shares only to offerees who were outside the United States at the time of the offering, and ensuring that the entities to whom the common shares were issued and authorized were non-U.S. persons with addresses in foreign countries.

The Corporation authorized and approved the issuance of the following number of common shares pursuant to the exemptions from registration provided by Regulation S of the Securities Act to the following creditors:

NAME	CONSIDERATION	SHARES	PRICE	EXEMPTION
Evelyne Bucher	Debt Settlement	156,500	$1.80	Regulation S
Simone Büchi	Debt Settlement	500	$1.50	Regulation S
Asiye Catalbas	Debt Settlement	9,183	$1.80	Regulation S
Enise Derici	Debt Settlement	32,140	$1.80	Regulation S
Ingo Gheyselinck	Debt Settlement	500	$1.50	Regulation S
Cengiz Gökduman	Debt Settlement	55,556	$1.80	Regulation S
Edrogan Gökduman	Debt Settlement	591,143	$1.80	Regulation S
HTV Aktiengesellschaft	Debt Settlement	77,778	$1.80	Regulation S
Hans-Jörg Hartmann	Debt Settlement	250,000	$1.85	Regulation S
Integra Holding AG	Debt Settlement	600,000	$1.17	Regulation S
Hidir Isik	Debt Settlement	135,588	$1.94	Regulation S
Sehriban Karalar	Debt Settlement	52,222	$1.80	Regulation S
Imam Oktay	Debt Settlement	35,273	$1.80	Regulation S
André Seiler	Debt Settlement	3,403	$1.50	Regulation S
Fidan Shkodra	Debt Settlement	500	$1.50	Regulation S
Manuela Stadelmann	Debt Settlement	500	$1.50	Regulation S
Andrea Stierlin	Debt Settlement	2,967	$1.50	Regulation S
Yevgeniya Yevsyukova-Stöcklin	Debt Settlement	24,320	$1.80	Regulation S
Elvan Tekin	Debt Settlement	50,000	$2.40	Regulation S
Alev Tokay	Debt Settlement	9,107	$1.80	Regulation S
Ali Haydar Tokay	Debt Settlement	27,778	$1.80	Regulation S
Ali-Riza Tokay	Debt Settlement	65,000	$1.80	Regulation S
Baki Tokay	Debt Settlement	44,444	$1.80	Regulation S
Cem Tokay	Debt Settlement	18,365	$1.80	Regulation S
Ekrem Tokay	Debt Settlement	22,584	$1.80	Regulation S
Elif Tokay	Debt Settlement	4,480	$1.80	Regulation S
Güllü Tokay	Debt Settlement	17,498	$1.80	Regulation S
Huri Tokay	Debt Settlement	34,996	$1.80	Regulation S
Hüseyin Tokay	Debt Settlement	38,889	$1.80	Regulation S
Hüseyin Tokay	Debt Settlement	335,411	$1.80	Regulation S
Ismail Tokay	Debt Settlement	173,627	$1.80	Regulation S
Kerem Tokay	Debt Settlement	9,033	$1.80	Regulation S
Melek Tokay	Debt Settlement	43,050	$1.80	Regulation S
Mustafa Tokay	Debt Settlement	47,000	$1.80	Regulation S
Nurhan Tokay	Debt Settlement	83,775	$1.80	Regulation S
Sabri Tokay	Debt Settlement	34,996	$1.80	Regulation S
Sevim Tokay	Debt Settlement	31,111	$1.80	Regulation S
Turan Tokay	Debt Settlement	55,000	$1.80	Regulation S
Turan Tokay	Debt Settlement	55,556	$1.80	Regulation S
Yetis Tokay	Debt Settlement	13,520	$1.80	Regulation S
Yildirim Tokay	Debt Settlement	4,554	$1.80	Regulation S
Zafer Tokay	Debt Settlement	25,253	$1.80	Regulation S
Tremula Group Ltd.	Debt Settlement	866,667	$1.27	Regulation S
Zypam Ltd.	Debt Settlement	26,182	$2.20	Regulation S
Zypam Ltd.	Debt Settlement	43,066	$1.80	Regulation S
Zypam Ltd.	Debt Settlement	2,222,222	$1.80	Regulation S

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(c)   The following exhibits are filed herewith:

Exhibit No.	*Page No.*	*Description*
10(i)	Attached	Debt Settlement Agreement dated September 28, 2007 between the Corporation and Evelyne Bucher.
10(ii)	Attached	Debt Settlement Agreement dated September 28, 2007 between the Corporation and Erdogan Gökuman.
10(iii)	Attached	Debt Settlement Agreement dated September 28, 2007 between the Corporation and Isik Hidir.
10(iv)	Attached	Debt Settlement Agreement dated September 28, 2007 between the Corporation and Elvan Tekin.
10(v)	Attached	Debt Settlement Agreement dated September 28, 2007 between the Corporation and Nurhan Tokay.
10(vi)	Attached	Debt Settlement Agreement dated September 28, 2007 between the Corporation and Ismail Tokay.
10(vii)	Attached	Debt Settlement Agreement dated September 28, 2007 between the Corporation and Hüseyin Tokay.
10(viii)	Attached	Debt Settlement Agreement dated September 28, 2007 between the Corporation and Turan Tokay.
10(ix)	Attached	Debt Settlement Agreement dated September 28, 2007 between the Corporation and Turan Tokay.
10(x)	Attached	Debt Settlement Agreement dated September 28, 2007 between the Corporation and Hans-Jorg Hartmann.
10(xi)	Attached	Debt Settlement Agreement dated September 28, 2007 between the Corporation and Tremula Group Ltd.
10(xii)	Attached	Debt Settlement Agreement dated September 28, 2007 between the Corporation and Integra Holding AG.
10(xiii)	Attached	Debt Settlement Agreement dated September 28, 2007 between the Corporation and Zypam Ltd.
10(xiv)	Attached	Debt Settlement Agreement dated September 28, 2007 between the Corporation and Zypam Ltd.
10(xv)	Attached	Debt Settlement Agreement dated September 28, 2007 between the Corporation and Zypam Ltd.
10(xvi)	Attached	Debt Settlement Agreement dated September 28, 2007 between the Corporation and HTV Atkiengesellschaft.

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 5, 2007

SUNVESTA, INC.

By: /s/ Thomas Meier
Name: Thomas Meier
Title: Chief Executive Officer

Exhibit 10(i)

DEBT SETTLEMENT AGREEMENT

Agreement made on September 28, 2007 between Evelyne Bucher, an individual residing at Grundstrasse 18, CH-8048, Zürich, Switzerland referred to as Creditor and SunVesta, Inc. with offices located at 76B Zugerstrasse 76b, CH-6341, Baar, Switzerland referred to as Debtor.

SECTION ONE
ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $281,700 due to loans provided by Creditor to Debtor during 2006.

SECTION TWO
AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations of loan repayment as described in Section One above.

SECTION THREE
CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

a. *Method of Payment:* Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of $281,700 of the indebtedness described in Section One, above, 156,500 shares of Debtor's common stock, valued at $1.80 a share, as consideration for the debt owed to Creditor due to loans provided by Creditor to Debtor.

b. *Satisfaction:* On execution of this Agreement and Debtor's board of directors resolution authorizing the issuance of 156,500 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Baar, Switzerland on the date first mentioned above.

SunVesta, Inc.

/s/ Thomas Meier
By: Thomas Meier, Chief Executive Officer

Evelyne Bucher

/s/ Evelyne Bucher

Exhibit 10(ii)

DEBT SETTLEMENT AGREEMENT

Agreement made on September 28, 2007 between Erdogan Gökduman, an individual residing at Albisriederplatz 5, CH-8005, Zürich, Switzerland referred to as Creditor and SunVesta, Inc. with offices located at 76B Zugerstrasse 76b, CH-6341, Baar, Switzerland referred to as Debtor.

SECTION ONE
ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $1,064,057 due to loans provided by Creditor to Debtor during 2006.

SECTION TWO
AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations of loan repayment as described in Section One above.

SECTION THREE
CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

c.   *Method of Payment:* Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of $1,064,057 of the indebtedness described in Section One, above, 591,143 shares of Debtor's common stock, valued at $1.80 a share, as consideration for the debt owed to Creditor due to loans provided by Creditor to Debtor.

d.   *Satisfaction:* On execution of this Agreement and Debtor's board of directors resolution authorizing the issuance of 591,143 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Baar, Switzerland on the date first mentioned above.

SunVesta, Inc.

/s/ Thomas Meier
By: Thomas Meier, Chief Executive Officer

Erdogan Gökduman

/s/ Erdogan Gökduman

Exhibit 10(iii)

DEBT SETTLEMENT AGREEMENT

Agreement made on September 28, 2007 between Hidir Isik, an individual residing at Christoph-Schnyderstrasse 62, CH-6010, Sursee, Switzerland referred to as Creditor and SunVesta, Inc. with offices located at 76B Zugerstrasse 76b, CH-6341, Baar, Switzerland referred to as Debtor.

SECTION ONE
ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $263,708 due to loans provided by Creditor to Debtor during 2006.

SECTION TWO
AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations of loan repayment as described in Section One above.

SECTION THREE
CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

e. *Method of Payment:* Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of $263,708 of the indebtedness described in Section One, above, 135,588 shares of Debtor's common stock, valued at $1.94 a share, as consideration for the debt owed to Creditor due to loans provided by Creditor to Debtor.

f. *Satisfaction:* On execution of this Agreement and Debtor's board of directors resolution authorizing the issuance of 135,588 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Baar, Switzerland on the date first mentioned above.

SunVesta, Inc.

/s/ Thomas Meier
By: Thomas Meier, Chief Executive Officer

Hidir Isik

/s/ Hidir Isik

Exhibit 10(iv)

DEBT SETTLEMENT AGREEMENT

Agreement made on September 28, 2007 between Elvan Tekin, an individual residing at Birmensdorferstrasse 10, CH-8953, Dietikon, Switzerland referred to as Creditor and SunVesta, Inc. with offices located at 76B Zugerstrasse 76b, CH-6341, Baar, Switzerland referred to as Debtor.

SECTION ONE
ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $120,000 due to loans provided by Creditor to Debtor during 2006.

SECTION TWO
AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations of loan repayment as described in Section One above.

SECTION THREE
CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

g. *Method of Payment:* Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of $120,000 of the indebtedness described in Section One, above, 50,000 shares of Debtor's common stock, valued at $2.40 a share, as consideration for the debt owed to Creditor due to loans provided by Creditor to Debtor.

h. *Satisfaction:* On execution of this Agreement and Debtor's board of directors resolution authorizing the issuance of 50,000 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Baar, Switzerland on the date first mentioned above.

SunVesta, Inc.

/s/ Thomas Meier
By: Thomas Meier, Chief Executive Officer

Elvan Tekin

/s/ Elvan Tekin

Exhibit 10(v)
DEBT SETTLEMENT AGREEMENT

Agreement made on September 28, 2007 between Nurhan Tokay, an individual residing at Heinrichstrasse 248, CH-8005, Zürich, Switzerland referred to as Creditor and SunVesta, Inc. with offices located at 76B Zugerstrasse 76b, CH-6341, Baar, Switzerland referred to as Debtor.

SECTION ONE
ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $150,795 due to loans provided by Creditor to Debtor during 2006.

SECTION TWO
AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations of loan repayment as described in Section One above.

SECTION THREE
CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

 i. *Method of Payment:* Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of $150,795 of the indebtedness described in Section One, above, 83,775 shares of Debtor's common stock, valued at $1.80 a share, as consideration for the debt owed to Creditor due to loans provided by Creditor to Debtor.
 j. *Satisfaction:* On execution of this Agreement and Debtor's board of directors resolution authorizing the issuance of 83,775 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Baar, Switzerland on the date first mentioned above.

SunVesta, Inc.

/s/ Thomas Meier
By: Thomas Meier, Chief Executive Officer

Nurhan Tokay

/s/ Nurhan Tokay

Exhibit 10(vi)

DEBT SETTLEMENT AGREEMENT

Agreement made on September 28, 2007 between Ismail Tokay, an individual residing at Zentralstrasse45, CH-6003, Luzern, Switzerland referred to as Creditor and SunVesta, Inc. with offices located at 76B Zugerstrasse 76b, CH-6341, Baar, Switzerland referred to as Debtor.

SECTION ONE
ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $312,529 due to loans provided by Creditor to Debtor during 2006.

SECTION TWO
AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations of loan repayment as described in Section One above.

SECTION THREE
CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

k. *Method of Payment:* Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of $312,529 of the indebtedness described in Section One, above, 173,627 shares of Debtor's common stock, valued at $1.80 a share, as consideration for the debt owed to Creditor due to loans provided by Creditor to Debtor.

l. *Satisfaction:* On execution of this Agreement and Debtor's board of directors resolution authorizing the issuance of 173,627 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Baar, Switzerland on the date first mentioned above.

SunVesta, Inc.

/s/ Thomas Meier
By: Thomas Meier, Chief Executive Officer

 Ismail Tokay

/s/ Ismail Tokay

Exhibit 10(vii)

DEBT SETTLEMENT AGREEMENT

Agreement made on September 28, 2007 between Hüseyin Tokay, an individual residing at Albisriederplatz 5, CH-8004, Zürich, Switzerland referred to as Creditor and SunVesta, Inc. with offices located at 76B Zugerstrasse 76b, CH-6341, Baar, Switzerland referred to as Debtor.

SECTION ONE
ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $603,740 due to loans provided by Creditor to Debtor during 2006.

SECTION TWO
AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations of loan repayment as described in Section One above.

SECTION THREE
CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

m. *Method of Payment:* Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of $603,740 of the indebtedness described in Section One, above, 335,411 shares of Debtor's common stock, valued at $1.80 a share, as consideration for the debt owed to Creditor due to loans provided by Creditor to Debtor.

n. *Satisfaction:* On execution of this Agreement and Debtor's board of directors resolution authorizing the issuance of 335,411 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Baar, Switzerland on the date first mentioned above.

SunVesta, Inc.

/s/ Thomas Meier
By: Thomas Meier, Chief Executive Officer

Hüseyin Tokay

/s/ Hüseyin Tokay

Exhibit 10(viii)

DEBT SETTLEMENT AGREEMENT

Agreement made on September 28, 2007 between Turan Tokay, an individual residing at Grundstrasse 18, CH-8048, Zürich, Switzerland referred to as Creditor and SunVesta, Inc. with offices located at 76B Zugerstrasse 76b, CH-6341, Baar, Switzerland referred to as Debtor.

SECTION ONE
ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $99,000 due to loans provided by Creditor to Debtor during 2006.

SECTION TWO
AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations of loan repayment as described in Section One above.

SECTION THREE
CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

o.   *Method of Payment:* Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of $99,000 of the indebtedness described in Section One, above, 55,000 shares of Debtor's common stock, valued at $1.80 a share, as consideration for the debt owed to Creditor due to loans provided by Creditor to Debtor.

p.   *Satisfaction:* On execution of this Agreement and Debtor's board of directors resolution authorizing the issuance of 55,000 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Baar, Switzerland on the date first mentioned above.

SunVesta, Inc.

/s/ Thomas Meier
By: Thomas Meier, Chief Executive Officer

 Turan Tokay

/s/ Turan Tokay

Exhibit 10(ix)

DEBT SETTLEMENT AGREEMENT

Agreement made on September 28, 2007 between Turan Tokay, an individual residing at Grundstrasse 18, CH-8048, Zürich, Switzerland referred to as Creditor and SunVesta, Inc. with offices located at 76B Zugerstrasse 76b, CH-6341, Baar, Switzerland referred to as Debtor.

SECTION ONE
ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $100,000 due to loans provided by Creditor to Debtor during 2006.

SECTION TWO
AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations of loan repayment as described in Section One above.

SECTION THREE
CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

q. *Method of Payment:* Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of $100,000 of the indebtedness described in Section One, above, 55,556 shares of Debtor's common stock, valued at $1.80 a share, as consideration for the debt owed to Creditor due to loans provided by Creditor to Debtor.

r. *Satisfaction:* On execution of this Agreement and Debtor's board of directors resolution authorizing the issuance of 55,556 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Baar, Switzerland on the date first mentioned above.

SunVesta, Inc.

/s/ Thomas Meier
By: Thomas Meier, Chief Executive Officer

 Turan Tokay

/s/ Turan Tokay

Exhibit 10(x)

DEBT SETTLEMENT AGREEMENT

Agreement made on September 28, 2007 between Hans-Jorg Hartmann, an individual residing at Bruggholzstrasse 8, CH-8855, Nuolen, Switzerland referred to as Creditor and SunVesta, Inc. with offices located at 76B Zugerstrasse 76b, CH-6341, Baar, Switzerland referred to as Debtor.

SECTION ONE
ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $462,500 due to loans provided by Creditor to Debtor during 2007 and 2006.

SECTION TWO
AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations of loan repayment as described in Section One above.

SECTION THREE
CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

s. *Method of Payment:* Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of $462,500 of the indebtedness described in Section One, above, 250,000 shares of Debtor's common stock, valued at $1.85 a share, as consideration for the debt owed to Creditor due to loans provided by Creditor to Debtor.

t. *Satisfaction:* On execution of this Agreement and Debtor's board of directors resolution authorizing the issuance of 250,000 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Baar, Switzerland on the date first mentioned above.

SunVesta, Inc.

/s/ Thomas Meier
By: Thomas Meier, Chief Executive Officer

Hans-Jorg Hartmann

/s/ Hans-Jorg Harmann

Exhibit 10(xi)

DEBT SETTLEMENT AGREEMENT

Agreement made on September 28, 2007 between Tremula Group Ltd., a company formed in Belize with offices located 35a, Jasmine Court, Regent Street, Belize City, Belize referred to as Creditor and SunVesta, Inc. with offices located at 76B Zugerstrasse 76b, CH-6341, Baar, Switzerland referred to as Debtor.

SECTION ONE
ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $1,100,000 due to loans provided by Creditor to Debtor during 2006.

SECTION TWO
AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations of loan repayment as described in Section One above.

SECTION THREE
CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

u. *Method of Payment:* Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of $1,100,000 of the indebtedness described in Section One, above, 866,667 shares of Debtor's common stock, valued at $1.27 a share, as consideration for the debt owed to Creditor due to loans provided by Creditor to Debtor.

v. *Satisfaction:* On execution of this Agreement and Debtor's board of directors resolution authorizing the issuance of 866,667 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Baar, Switzerland on the date first mentioned above.

SunVesta, Inc.

/s/ Thomas Meier
By: Thomas Meier, Chief Executive Officer

Tremula Group Ltd.

/s/ Beat Kranz
By: Beat Kranz, Director

Exhibit 10(xii)

DEBT SETTLEMENT AGREEMENT

Agreement made on September 28, 2007 between Integra Holding AG, a company formed in Switzerland with offices located Hammerweg 1, CH-8304, Wallisellen, Switzerland referred to as Creditor and SunVesta, Inc. with offices located at 76B Zugerstrasse 76b, CH-6341, Baar, Switzerland referred to as Debtor.

SECTION ONE
ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $700,000 due to loans provided by Creditor to Debtor during 2006.

SECTION TWO
AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations of loan repayment as described in Section One above.

SECTION THREE
CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

w. *Method of Payment:* Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of $700,000 of the indebtedness described in Section One, above, 600,000 shares of Debtor's common stock, valued at $1.17 a share, as consideration for the debt owed to Creditor due to loans provided by Creditor to Debtor.

x. *Satisfaction:* On execution of this Agreement and Debtor's board of directors resolution authorizing the issuance of 600,000 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Baar, Switzerland on the date first mentioned above.

SunVesta, Inc.

/s/ Thomas Meier
By: Thomas Meier, Chief Executive Officer

Integra Holding AG

/s/ Adrian Vehler
By: Adrian Vehler, President

Exhibit 10(xiii)

DEBT SETTLEMENT AGREEMENT

Agreement made on September 28, 2007 between Zypam Ltd., a company formed in Belize with offices located 35a Jasmine Court, Regent Street, Belize City, Belize referred to as Creditor and SunVesta, Inc. with offices located at 76B Zugerstrasse 76b, CH-6341, Baar, Switzerland referred to as Debtor.

SECTION ONE
ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $57,600 due to loans provided by Creditor to Debtor during 2006.

SECTION TWO
AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations of loan repayment as described in Section One above.

SECTION THREE
CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

y.   *Method of Payment:* Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of $57,600 of the indebtedness described in Section One, above, 26,182 shares of Debtor's common stock, valued at $2.20 a share, as consideration for the debt owed to Creditor due to loans provided by Creditor to Debtor.

z.   *Satisfaction:* On execution of this Agreement and Debtor's board of directors resolution authorizing the issuance of 26,182 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Baar, Switzerland on the date first mentioned above.

SunVesta, Inc.

/s/ Thomas Meier
By: Thomas Meier, Chief Executive Officer

Zypam Ltd.

/s/ Beat Kranz
By: Beat Kranz, Director

Exhibit 10(xiv)

DEBT SETTLEMENT AGREEMENT

Agreement made on September 28, 2007 between Zypam Ltd., a company formed in Belize with offices located 35a Jasmine Court, Regent Street, Belize City, Belize referred to as Creditor and SunVesta, Inc. with offices located at 76B Zugerstrasse 76b, CH-6341, Baar, Switzerland referred to as Debtor.

SECTION ONE
ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $77,519 due to loans provided by Creditor to Debtor during 2006.

SECTION TWO
AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations of loan repayment as described in Section One above.

SECTION THREE
CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

aa.　　*Method of Payment:* Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of $77,519 of the indebtedness described in Section One, above, 43,066 shares of Debtor's common stock, valued at $2.20 a share, as consideration for the debt owed to Creditor due to loans provided by Creditor to Debtor.

bb.　　*Satisfaction:* On execution of this Agreement and Debtor's board of directors resolution authorizing the issuance of 43,066 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Baar, Switzerland on the date first mentioned above.

SunVesta, Inc.

/s/ Thomas Meier
By: Thomas Meier, Chief Executive Officer

Zypam Ltd.

/s/ Beat Kranz
By: Beat Kranz, Director

Exhibit 10(xv)

DEBT SETTLEMENT AGREEMENT

Agreement made on September 28, 2007 between Zypam Ltd., a company formed in Belize with offices located 35a Jasmine Court, Regent Street, Belize City, Belize referred to as Creditor and SunVesta, Inc. with offices located at 76B Zugerstrasse 76b, CH-6341, Baar, Switzerland referred to as Debtor.


SECTION ONE
ACKNOWLEDGEMENT OF EXISTING OBLIGATION


The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $4,000,000 due to loans provided by Creditor to Debtor during 2006 and 2007.


SECTION TWO
AGREEMENT FOR DIFFERENT METHOD OF PAYMENT


Debtor and Creditor desire and agree to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations of loan repayment as described in Section One above.


SECTION THREE
CONSIDERATION


In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

cc. *Method of Payment:* Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of $4,000,000 of the indebtedness described in Section One, above, 2,222,222 shares of Debtor's common stock, valued at $1.80 a share, as consideration for the debt owed to Creditor due to loans provided by Creditor to Debtor.

dd. *Satisfaction:* On execution of this Agreement and Debtor's board of directors resolution authorizing the issuance of 2,222,222 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Baar, Switzerland on the date first mentioned above.

SunVesta, Inc.

/s/ Thomas Meier
By: Thomas Meier, Chief Executive Officer

Zypam Ltd.

/s/ Beat Kranz
By: Beat Kranz, Director

Exhibit 10(xvi)

DEBT SETTLEMENT AGREEMENT

Agreement made on September 28, 2007 between HTV Aktiengesellschaft, a company formed in Liechtenstein with offices located Im Mühleholz 2, 9490 Vaduz, Liechtenstein referred to as Creditor and SunVesta, Inc. with offices located at 76B Zugerstrasse 76b, CH-6341, Baar, Switzerland referred to as Debtor.

SECTION ONE
ACKNOWLEDGEMENT OF EXISTING OBLIGATION

The parties acknowledge that Debtor is at present indebted to Creditor in the sum of $140,000 due to loans provided by Creditor to Debtor during 2006.

SECTION TWO
AGREEMENT FOR DIFFERENT METHOD OF PAYMENT

Debtor and Creditor desire and agree to provide for the payment of the above-stated indebtedness in accordance with terms and provisions different from, and in substitution of, the terms and obligations of loan repayment as described in Section One above.

SECTION THREE
CONSIDERATION

In consideration of the mutual promises contained in this Agreement, Debtor and Creditor agree as follows:

ee.   *Method of Payment:* Debtor agrees to pay to Creditor and Creditor agrees to accept from Debtor, in full satisfaction of $140,000 of the indebtedness described in Section One, above, 77,778 shares of Debtor's common stock, valued at $1.90 a share, as consideration for the debt owed to Creditor due to loans provided by Creditor to Debtor.

ff.   *Satisfaction:* On execution of this Agreement and Debtor's board of directors resolution authorizing the issuance of 77,778 shares of Debtor's common stock to Creditor provided for in Section Three (a) above, the original indebtedness of Debtor to Creditor, as described in Section One, above, will be forever cancelled and discharged.

In witness whereof, the parties have executed this Agreement in Baar, Switzerland on the date first mentioned above.

SunVesta, Inc.

/s/ Thomas Meier
By: Thomas Meier, Chief Executive Officer

HTV Aktiengesellschaft

/s/ Beat Kranz
By: Beat Kranz, Director